September 17, 2019

Richard Wei
Chief Financial Officer
ECMOHO Ltd
3F, 1000 Tianyaoqiao Road
Xuhui District
Shanghai, 200030
The Peoples Republic of China

       Re: ECMOHO Ltd
           Amendment No.1 to Draft Registration Statement on Form F-1 Filed August 30, 2019
           CIK 0001763197

Dear Mr. Wei:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement...,, page 53

1.     Please remove the reference to ``substantive   provisions of the U.S.
federal securities
       laws in the last sentence of this risk factor disclosure.
 Richard Wei
FirstName LastNameRichard Wei
ECMOHO Ltd
Comapany 17, 2019
September NameECMOHO Ltd
September 17, 2019 Page 2
Page 2
FirstName LastName
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement...,, page 53

2. We note your revisions in response to comment 16 and we reissue the comment in-part.
         Please revise this section, as you did in your waiver of jury trial risk factor, to clearly disclose related risks, including but not limited to increased costs to bring a claim, and that the provision can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

         As a related matter, please confirm that the deposit agreement, when filed, will disclose that the exclusive forum and waiver of jury trial provisions apply to actions arising under the Securities Act and Exchange Act.
Business
Brand Partner Development and Services, page 105

3. We note your response to prior comment 13 and your revised disclosure that "five of the ten largest brand partners in terms of revenue contribution in the six months ended
         June 30, 2019 are under the common control of a global food and beverage company." We also note your response that it is your view that pursuant to Item 601(b)(10)(ii) of
         Regulation S-K, these agreements are not required to be filed as "[e]ach of these brand partners is managed by its own dedicated operations team that make their own decisions independently from each other regarding the selection of distributors." Please provide additional information regarding the relationship among these brand partners in support of your response, as your disclosure in this section suggests that the common control among these brand partners has affected your business partnerships. In this regard, your disclosure on page 106 states that "[w]hile the partnership relationships were developed independently, we believe the trust developed through existing partnerships has been conducive to further partnerships with other brands owned by this company." For example, tell us how failure to maintain a satisfactory relationship with one affiliate brand partner could affect your relationship with other brand partners under common control and what consideration you have given to assessing your substantial dependence upon these arrangements in the aggregate, given the common control.

2. Principal Accounting Policies
(i) Inventories, page F-13

4. We reviewed your response to comment 22 and the revisions to your disclosure. Please revise your disclosure to clarify that inventory is stated at the lower of cost or net realizable value pursuant to ASC 330-10-35-1B, as previously requested. A similar revision should be made to your critical accounting policies disclosure on page 80.
 Richard Wei
ECMOHO Ltd
September 17, 2019
Page 3

        You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Donna Di
Silvio, Staff Accountant, at 202-551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, Staff Attorney, at 202-
551-3792 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameRichard Wei                               Sincerely,
Comapany NameECMOHO Ltd
                                                            Division of
Corporation Finance
September 17, 2019 Page 3                                   Office of Consumer
Products
FirstName LastName